Exhibit 5.1

November 23, 2020

OZON HOLDINGS PLC

2-4 Arch. Makarios III Avenue

Capital Center, 9th floor,

1065 Nicosia, Cyprus

Ladies and Gentlemen,

We are acting as Cyprus counsel to OZON HOLDINGS PLC (the “Company”) in connection with the initial public offering on the Nasdaq Global Select Market of American Depositary Shares, each representing one (1) ordinary share, nominal value of US$0.001 per share, of the Company (the “Initial Public Offering”).

This legal opinion on certain matters of Cyprus law (the “Opinion”) relates to additional ordinary shares (the “Additional Shares”), each represented by American Depositary Shares (the “Additional ADSs”), that are being registered in accordance with Rule 462(b) under the U.S. Securities Act of 1933, as amended (the “Act”), for sale in the Initial Public Offering pursuant to the registration statement to which this opinion pertains (the “Rule 462(b) Registration Statement”).

We have reviewed a certificate of incumbency issued by the secretary of the Company dated November 23, 2020 together with the documents referred to therein, resolutions of the Board of Directors of the Company, a certified copy of the register of members of the Company as at the date November 23, 2020 (the “Register of Members”) and such documents as we have deemed necessary for the purposes of rendering this opinion (the “Inspected Documents”).

1.	Assumptions:

In giving this opinion we have assumed:

(a)

that no provision of the laws of any jurisdiction other than Cyprus affects the conclusions in this Opinion; for example, we have assumed that, in so far as any obligation is to be performed in any jurisdiction outside Cyprus its performance will not be illegal or ineffective by virtue of any law of, or contrary to public policy in, that jurisdiction;

(b)	the accuracy and completeness of all factual representations made in the Inspected Documents;

(c)	that those of the Inspected Documents submitted to us as copies conform to the original documents and such original documents are authentic and complete; and

(d)	that the Register of Members is accurate and up to date.

2.	Opinion:

Subject to the qualification and considerations set out below, our opinion on Cyprus law is set out below:

1.

The Additional Shares represented by the Additional ADSs will, on issuance and payment therefor in accordance with the Underwriting Agreement between Morgan Stanley & Co. LLC and Goldman Sachs & Co. LLC as representatives of the several underwriters named thereto and the Company, have been duly and validly authorized and issued and fully paid.

2.	The Company is duly organized, validly registered and existing in good standing under the laws of Cyprus.

3.	Qualification:

This Opinion is confined solely to the laws of Cyprus in force at the date of this Opinion and we have made no investigation and no opinion is expressed or implied as to the laws of any other jurisdiction.

We hereby consent to the filing of this opinion as an exhibit to the Rule 462(b) Registration Statement. In giving such consent, we do not thereby admit that we are within the category of persons whose consent is required under Section 7 of the Act or the rules or regulations of the Commission promulgated thereunder.

Yours truly,

/s/

Stelios Triantafyllides

Antis Triantafyllides& Sons LLC